Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Signs $1.4 Billion Facility Agreement for A330 Financing

Amsterdam, The Netherlands; January 5, 2009 - AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has signed a facility agreement with Calyon S.A. and other banks and financial institutions, outlining the terms pursuant to which the European Export Credit Agencies may provide guarantees on up to $1.4 billion of financing.  This represents a significant portion of the remaining financing needed for the Airbus A330 order delivering between 2009 and 2012. The European Export Credit Agencies consist of Coface in France, ECGD in the United Kingdom, and Euler-Hermes in Germany. The loans are to be provided by a syndicate of banks led by Calyon acting as Global Arranger and are subject to customary ECA requirements.

Keith Helming, Chief Financial Officer of AerCap said: “This transaction demonstrates AerCap’s ability to secure competitively priced long-term financing even in a very challenging market environment, and completes AerCap’s execution of nearly $3.4 billion of facilities during 2008. The support by the banking community and the export credit agencies confirms that there is strong backing for AerCap’s business model.”

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck, AerCap	Peter Wortel, AerCap
Tel.+31 20 655 9616	Tel.+31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com